December 8, 2025
VIA EDGAR
Office of Life Sciences
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Mr. Tyler Howes

Re:	C4 Therapeutics, Inc.
Acceleration Request for Registration Statement on Form S-3
File No. 333-291696

Acceleration Request
	Requested Date:	December 10, 2025
	Requested Time:	4:05 p.m., Eastern Time
Dear Mr. Howes:
Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), C4 Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to December 10, 2025, at 4:05 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.
Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP, by calling Edwin O'Connor at (212) 813 8853.
If you have any questions regarding this request, please contact Edwin O'Connor of Goodwin Procter LLP at (212) 813 8853.
Sincerely,
C4 THERAPEUTICS, INC.

/s/ Andrew J. Hirsch .
Andrew J. Hirsch.
President and Chief Executive Officer

cc:	Jolie M. Siegel, C4 Therapeutics, Inc. Edwin O’Connor, Esq., Goodwin Procter LLP